Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:

MDJM LTD
Extraordinary General Meeting of Shareholders
21 April 2026
11:30 a.m. Eastern Time

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF MDJM LTD

The undersigned shareholder of MDJM LTD, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of the Shareholders (the “Meeting”) and the Proxy Statement, each dated 31 March 2026, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on 21 April 2026, at 11:30 a.m. Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” Proposal No.1 and in the discretion of the proxy with respect to such other business as may properly come before the meeting.

Continued and to be signed

VOTE BY INTERNET

www.Transhare.com (click on Vote Your Proxy and enter your control number)

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern Time, 20 April 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY EMAIL

Please email your signed proxy card to Proxy@Transhare.com.

VOTE BY FAX

Please fax your signed proxy card to +1.727.269.5616.

VOTE BY MAIL

Please sign, date and mail to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate your consent to receive or access proxy materials electronically in future years.

Email Address:

THIS PROXY CARD

Please read the explanatory notes overleaf before the completing this form.

I/We, ____________________, being a member of the Company, appoint the Chairman of the meeting /NAME OF PROXY as my/our proxy to attend, speak and vote on my/our behalf at the Extraordinary General Meeting of the Company to be held on 21 April 2026 at 11:30 a.m. Eastern Time and at any adjournment of the meeting.

If you wish to appoint multiple proxies, please see note 1 overleaf. If you are appointing more than one proxy, please indicate each of the proxy in the box below and complete the number of shares in relation to which they are authorised to act as proxy. Otherwise, this section can be left blank.

PROXY NAME	NUMBER OF SHARES

The proxy is to vote on the following resolution as I/we have instructed by making the appropriate box with an “X”.

The Board of Directors recommends voting FOR the following:

	FOR	AGAINST	ABSTAIN
Proposal No. 1

the authorised share capital of the Company be increased:

FROM: US$250,000,000 divided into 285,714,286 ordinary shares of US$0.875 par value each, consisting of (a) 285,702,629 Class A Ordinary Shares and (b) 11,657 Class B Ordinary Shares,

TO: US$4,462,500,000 divided into 5,100,000,000 ordinary shares of US$0.875 par value each, consisting of (a) 5,000,000,000 Class A Ordinary Shares and (b) 100,000,000 Class B Ordinary Shares,

by the creation of 4,714,297,371 authorised and unissued Class A Ordinary Shares and 99,988,343 authorised and unissued Class B Ordinary Shares.

	☐	☐	☐

Proposal No. 2

(a)         the Company grants a mandate to the board of directors of the Company (the Board) during the Relevant Period (as defined below) to effect a consolidation of the share capital of the Company (the Share Consolidation), including all issued ordinary shares and any unissued ordinary shares, at the consolidation ratio and effective time as the Board may determine at their sole discretion, provided that the consolidation ratio resulting from the Share Consolidation effected pursuant to this mandate shall be not less than 2:1 and not more than 200:1 (the Consolidation Ratio), with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved;

(b)         for the purpose of this resolution, Relevant Period means the period from the date of passing of this resolution until whichever is the earliest of:

(i)    the first time the Board has exercised the power to give effect to the Share Consolidation; or

(ii)   the date on which such mandate granted under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

(c)         authorise the Board during the Relevant Period to take such actions to give effect to the Share Consolidation that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Consolidation Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares.

	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If an entity, please sign in the full entity name, by a duly authorized officer.

Share Owner signs here	Co-Owner signs here

Date:

Note:

1.	As a member of the Company, you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your shares in relation to which they are authorised to act as your proxy. If this box is left blank, they will be authorised in respect of your full voting entitlement.

2.	This form of proxy confers authority to demand or join in demanding a poll.

3.	Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

4.	A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint a proxy other than the chairman of the meeting, insert their full name in the box. If you leave this space blank, the chairman of the meeting will be appointed your proxy. Where you appoint as your proxy someone other than the chairman, you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the chairman and give them the relevant instruments directly.

5.	You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you may copy this form. If you are appointing more than one proxy, please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy and indicate by ticking the relevant box that the proxy appointment is one of multiple appointments being made. Multiple appointments should be returned together in the same envelope.

6.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

7.	To direct your proxy how to vote on the resolutions mark the appropriate box with an “X”. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting, including a motion to adjourn.

8.	To validity appoint a proxy using this form, the form must be:

a.	Completed and signed. Where the appointer is a corporation then the form must be executed under the hand of an officer duly authorised to do so;

b.	Sent and delivered in accordance with the methods set forth in the proxy form; and

c.	Received by the Company no later than forty-eight hours before the time set for the meeting.

9.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.